UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras strengthens its Governance and Compliance area

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Rio de Janeiro, October 06, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that it has approved a restructuring of its Governance and Compliance Office, and that its structure will be strengthened as of November 6. The new structural design creates the executive management of Disciplinary Accountability, the general management of Strategic Information and Monitoring of Integrity Systems and a management specialized in investigating reports of violence at work.

The Disciplinary Accountability executive management will act as an internal affairs department. It will be responsible for deviations and non-conformities, including those of third parties such as suppliers and other legal entities that have dealings with Petrobras. The new management will make the company's process of applying the Anti-Corruption Law (Law No. 12.846/2013) even more robust.

The new general management of Strategic Information and Monitoring of Integrity Systems will have an initiative that can be considered cutting-edge in the compliance sector in the country: the use of data intelligence to analyze compliance incidents. With the use of this advanced technology, the company will gain more agility in identifying irregularities. The new management will also work on the continuous monitoring of indicators, processes, controls, projects and initiatives related to governance and compliance, with a view to the continuous improvement of Petrobras' Integrity System and the achievement of the objectives set out in the company's Strategic Plan.

Another new addition to the office will be the creation of an area to deal specifically with complaints related to episodes of violence at work. The department, which will initially be headed by a woman, will deal, for example, with complaints of moral and sexual harassment and cases of discrimination.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer